Exhibit 12.1

Capital Lease Funding, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(in thousands)	March 31,	Year ended December 31
	2005	2004	2003	2002	2001	2000
Earnings:
Income before provision for income taxes	$2,222	$1,369	$6,633	$832	$4,064	$(18,961)
Interest expense and capitalized	4,116	2,768	2,058	2,801	7,155	13,689
Less: Interest capitalized	(574)	–	–	–	–	–
Portion of rental expense representing interest	13	77	110	139	96	21
Total earnings (deficiency)	$5,777	$4,214	$8,801	$3,772	$11,315	$(5,251)

Combined Fixed Charges and Preference Dividends To Earnings:
Interest expense	$3,542	$2,768	$2,058	$2,801	$7,155	$13,689
Interest capitalized	$574	-	-	-	-	-
Portion of rental expense representing interest	13	77	110	139	96	21
Total	$4,129	$2,845	$2,168	$2,940	$7,251	$13,710

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.40	1.48	4.06	1.28	1.56	N/A